FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For April 20, 2004

Commission File Number: 000-29644

ARM HOLDINGS PLC
(Translation of registrant’s name into English)

110 Fulbourn Road
Cambridge CB1 4NJ
England
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____

ARM HOLDINGS PLC

INDEX TO EXHIBITS

Item

1.	First Quarter Results to March 31, 2004.

Item 1

EMBARGOED UNTIL 7.00am BST 20 April 2004

ARM HOLDINGS PLC RESULTS FOR THE FIRST QUARTER ENDED 31 MARCH 2004

ARM announces further sequential increases in revenue and profits based on improved licensing and royalty revenues

CAMBRIDGE, UK, 20 April 2004—ARM Holdings plc [(LSE: ARM); (Nasdaq: ARMHY)] announces its unaudited financial results for the first quarter ended 31 March 2004

FINANCIAL HIGHLIGHTS (US GAAP)

First quarter ended 31 March 2004
•	Total revenues at £35.0 million, up from £34.0 million in Q4 2003 and £31.0 million in Q1 2003. Dollar revenues** increased to $62.3 million from $57.0 million in Q4 2003 and $49.0 million in Q1 2003

•	License revenues in Q1 increased to £14.0 million from £12.9 million in Q4 2003. In dollar terms**, licensing revenues increased by 14% to $24.5 million from $21.5 million in Q4 2003

•	14 licenses for microprocessor cores were signed in the quarter, compared to 16 in Q4 2003. 5 new partners signed licenses in the quarter. Order backlog higher at the end of Q1 2004 than at the end of 2003

•	Royalty revenues of £13.4 million with record unit shipments of 278 million units, up from £12.8 million and 236 million units in Q4 2003 and £10.3 million and 178 million units in Q1 2003. Dollar royalties** were up 12% to $24.1 million compared to $21.6 million in Q4. 3 new partners commenced shipping in the quarter bringing the total number of partners shipping to 63

•	Operating margin increased to 22.6% in the quarter from 22.3%* in Q4 2003

•	Income before income tax at £9.4 million, up from £8.9 million* in Q4 2003, and £6.1 million in Q1 2003

•	Earnings per fully diluted share of 0.6 pence (3.5 cents per ADS****) (Q1 2003: 0.4 pence and 2.0 cents)

•	Full and final settlement of all outstanding legal issues with Herodion including cash payment by ARM of £6.4 million in the quarter.
* In order to aid comparability, references in these results to Q4 2003 comparatives are shown excluding the previously announced one-off legal settlement with Herodion of £6.4 million, charged in Q4 2003. The results for Q4 2003 including this one-off cost were: total operating expenses £29.6 million; general and administration expenses £12.2 million; operating margin 3.5%; income before income tax £2.5 million; fully diluted loss per share 0.0 pence (0.2 cents per ADS)
** Dollar revenues are based on the group’s actual dollar invoicing, where applicable, and using the rate of exchange applicable on the date of the transaction for invoicing in currencies other than dollars. Approximately 90% of invoicing is in dollars.
*** The actual average dollar exchange rates were $1.84 in Q1 2004 (compared to the effective average rate for ARM of $1.78), $1.71 in Q4 2003 and $1.60 in Q1 2003
**** Each American Depositary Share (ADS) represents three shares.

Commenting on the results, Warren East, Chief Executive Officer, said:

“It is encouraging that our sustained investment in innovation throughout the industry downturn of recent years has continued to drive licensing revenues in the first quarter. This gives us confidence that the momentum behind the ARM® architecture continues to gather pace and that we are well-placed to benefit from improved market conditions. ”

Tim Score, Chief Financial Officer, added:

“Continued careful management of the cost base has meant that sequential quarterly increases in revenues are giving rise to improved operating margins despite the significant weakening of the US dollar against sterling in recent quarters.”

Market conditions, current trading and prospects

Trading conditions in the semiconductor industry in the first quarter support the improved outlook for the industry for 2004 compared to 2003. Increased confidence amongst our semiconductor partners, combined with our healthy IP product portfolio and strong unit shipments of ARM core-based product in Q4 2003 gave rise to sequential increases in both revenue and profits in the first quarter.

Licensing revenues in dollar terms increased for the fourth successive quarter and royalty revenues were again at record levels, both in terms of value and unit shipments. The backlog (defined as the aggregate value of contracted business not yet recognized in the profit and loss account) was higher at the end of the first quarter of 2004 than at the end of 2003.

With approximately 90% of ARM’s revenues being earned in US dollars, the further weakening of the US dollar in Q1 2004 versus Q4 2003 had a negative impact on our reported sterling revenues in Q1 of approximately £2.1 million***. The effective average exchange rate for ARM in the first quarter was $1.78 compared to $1.68 in Q4 2003.

The robust sales pipeline for ARM IP, comprising opportunities for licensing ARM11™ family products, other recently introduced products and more mature products gives us confidence that licensing revenues will continue to grow in dollar terms. The positive momentum behind royalty revenues is expected to continue in the medium term although royalty revenues in the second quarter may not be up on the first quarter due to the strong seasonal shipments reported by our partners in Q4 2003 (royalty revenues are reported one quarter in arrears).

Financial review
(US GAAP unless otherwise stated)

Total revenues
Total revenues for the first quarter ended 31 March 2004 amounted to £35.0 million, representing a 3% increase from £34.0 million in the fourth quarter of 2003, and a 13% increase over first quarter 2003 revenues of £31.0 million. In US dollar terms**, first quarter revenues of $62.3 million were 9% up on Q4 2003 and 27% up on Q1 2003. The effective average US dollar to sterling exchange rate in Q1 2004 was $1.78 compared to $1.68 in Q4 2003 and $1.58 in Q1 2003.

License revenues
License revenues amounted to £14.0 million representing 40% of revenues compared to £12.9 million or 38% of revenues in the fourth quarter of 2003 and £12.1 million or 39% of revenues for the corresponding period in 2003. 14 licenses were signed in the first quarter of 2004. Five new partners took a total of six licenses in the period: one took a license to both the ARM946E-S™ core and the ARM926EJ-S™ core, one took a term license to the ARM926EJ-S core, one took a per-use license to the ARM926EJ™ with Prime Starter Kit and two took research licenses to the ARM7TDMI® core. This brought the total number of partners licensing our CPU technology to 133. Existing partners took a further eight licenses. One took licenses to two ARM11 family cores, the ARM1176JZF-S™ core and the ARM1136JF-S™ core. Two partners licensed the ARM926EJ-S core. One partner took a per-use license to the ARM926EJ core, another partner licensed the ARM7TDMI-S™ core and one of our foundries extended its offering to include the ARM922T™ core. Finally, one partner took an architecture license.

Royalty revenues
Royalty revenues in the first quarter were £13.4 million on 278 million units shipped, representing 38% of total revenues compared to £12.8 million (38% of total revenues) in Q4 2003 on 236 million units shipped. In dollar terms**, royalty revenues in Q1 increased by 12% over Q4 2003 to $24.1 million. Three new partners started shipping ARM core-based product during the period, bringing the total number shipping to 63. Average royalty rates reported in the first quarter were 8.7 cents compared to 9.2 cents in Q4 2003 due to the mix of ARM based products shipped by our partners in the quarter. Shipments of ARM7 based units into lower cost products in the wireless segment were particularly strong in the quarter and outweighed the impact of a small increase in the proportion of ARM9 based products to 16% of total shipments compared to 15% in Q4 2003. The proportion of ARM9 based shipments is expected to grow in the medium term with a consequent positive impact on the average royalty rate. The wireless segment accounted for approximately 71% of unit shipments in the quarter compared to 66% in Q4 2003.

Development Systems and Service revenues
Development systems revenues in the quarter were £4.0 million, representing 12% of total revenues compared to £4.0 million or 12% of total revenues in Q4 2003. In dollar terms**, development systems revenues in Q1 increased by 6% over Q4 2003 to $7.2 million. Service revenues in the first quarter were £3.6 million comprising support, maintenance and training fees of £2.8 million and consulting fees of £0.8 million compared to total service revenues of £4.3 million in Q4 2003. As anticipated, consulting revenues in Q1 were lower than in the previous quarter. In dollar terms**, total service revenues in Q1 were $6.5 million, 10% down on $7.2 million in Q4 2003.

Gross margins
Gross margins for the first quarter were 92% compared to 91% in Q4 2003, reflecting lower revenues this quarter from strategic relationships where revenue sharing arrangements are booked as a cost of sale.

Operating expenses and operating margins
Total operating expenses in the quarter were £24.4 million compared to £23.2 million* in Q4 2003 and £23.1 million in Q1 2003. Operating margin increased to 22.6% from 22.3%* in Q4 2003.

Research and development expenses were £12.1 million in the first quarter representing 35% of revenues compared to £11.4 million or 34% of revenues in Q4 2003. Sales and marketing costs for the first quarter were £5.7 million representing 16% of revenues compared to £6.0 million (18% of revenues) in Q4 2003. General and administration expenses were £6.6 million in the first quarter representing 19% of revenues compared to £5.8 million* (17% of revenues) in Q4 2003. The increase in Q1 arose primarily from higher foreign exchange charges.

Interest receivable
Interest receivable in the first quarter rose to £1.5 million from £1.3 million in Q4 2003, reflecting the higher average cash balances in the quarter and the marginally higher interest rates earned.

Earnings and taxation
Income before income tax for the first quarter of 2004 was £9.4 million or 26.9% of revenues compared to £8.9 million* or 26.3% of revenues in Q4 2003.

First quarter fully diluted earnings per share prepared under US GAAP were 0.64 pence (3.5 cents per ADS) compared to 0.57 pence* (3.1 cents* per ADS) in Q4 2003.

Balance sheet and cash flow
Net cash inflow from operating activities (as measured under UK GAAP and excluding the Herodion legal settlement) of £5.6 million was generated in the first quarter. Capital expenditure in the period was £0.7 million. Cash, cash equivalents and short term investments decreased by £0.9 million in the quarter after £6.4 million was paid out in full and final settlement of all outstanding legal issues with Herodion.

Accounts receivable increased to £25.0 million at 31 March 2004 from £17.3 million at 31 December 2003. The allowance against receivables remained at £1.1 million at the end of March 2004. Deferred revenues increased to £11.6 million at 31 March 2004, compared to £11.1 million at 31 December 2003.

People
Headcount at the end of March 2004 was 741 compared to 740 at the end of 2003.

CONTACTS:
Sarah Marsland/ Juliet Clarke	Tim Score
Financial Dynamics	ARM Holdings plc
+44 (0) 207 831 3113	+44 (0)1223 400 432

ARM Holdings plc
First Quarter Results – US GAAP
(in thousands except per share data)

	Quarter ended 31 March 2004 Unaudited	Quarter ended 31 March 2003 Unaudited	Quarter ended 31 March 2004(1) Unaudited

	£’000	£’000	$’000
Revenues
Product revenues	31,382	27,364	57,680
Service revenues	3,606	3,651	6,628

Total revenues	34,988	31,015	64,308

Cost of revenues
Product costs	(1,378)	(1,572)	(2,533)
Service costs	(1,322)	(1,238)	(2,429)

Total cost of revenues	(2,700)	(2,810)	(4,962)

Gross profit	32,288	28,205	59,346

Research and development	(12,099)	(11,905)	(22,239)
Sales and marketing	(5,704)	(5,359)	(10,484)
General and administration	(6,574)	(5,850)	(12,083)

Total operating expenses	(24,377)	(23,114)	(44,806)

Income from operations	7,911	5,091	14,540

Interest	1,504	1,063	2,765
Minority interest	-	(102)	-

Income before income tax	9,415	6,052	17,305
Provision for income taxes	(2,782)	(1,753)	(5,114)

Net income	6,633	4,299	12,191

Cash dividend on ordinary shares at 0.6 pence
per share	(6,118)	-	(11,244)

Balance of current earnings retained and used
in the business	515	4,299	947

Net income	6,633	4,299	12,191
Other comprehensive income
Foreign currency adjustments	(249)	(57)	(457)
Unrealized holding gain on
available-for-sale securities,
net of tax	353	-	649

Total comprehensive income	6,737	4,242	12,383

Earnings per share (assuming dilution)
Shares outstanding (’000)	1,043,795	1,018,376
Earnings per share – pence	0.6	0.4
Earnings per ADS (assuming dilution)
ADSs outstanding (’000)	347,932	339,459
Earnings per ADS – cents	3.5	2.0

(1) US dollar amounts have been translated from sterling at the 31 March 2004 closing rate of $1.838=£1

ARM Holdings plc
Consolidated Balance Sheet-US GAAP

	31 March 2004 Unaudited	31 December 2003 Audited	31 March 2004(1) Unaudited

	£’000	£’000	$’000
Assets
Current assets:
Cash and cash equivalents	117,654	130,722	216,248
Short-term investments	41,209	29,064	75,742
Accounts receivable, net of allowance of
£1,094,000 in 2004 and £1,115,000 in 2003	25,019	17,320	45,985
Inventory: finished goods	823	931	1,513
Prepaid expenses and other assets	9,815	8,924	18,040

Total current assets	194,520	186,961	357,528

Deferred income taxes	3,493	3,139	6,420
Property and equipment, net	14,372	16,583	26,416
Intangible assets, net	9,393	10,068	17,264
Investments	6,694	6,246	12,303

Total assets	228,472	222,997	419,931

Liabilities and shareholders’ equity
Accounts payable	2,771	2,691	5,093
Income taxes payable	4,850	3,140	8,914
Personnel taxes	954	1,047	1,754
Accrued liabilities	12,027	16,912	22,106
Deferred revenue	11,586	11,132	21,295
Dividends payable	6,118	-	11,244

Total liabilities	38,306	34,922	70,406

Shareholders’ equity
Ordinary shares	513	512	943
Additional paid in capital	64,307	63,321	118,196
Deferred compensation	(2,014)	(2,499)	(3,702)
Treasury stock, at cost	(7,569)	(7,569)	(13,912)
Retained earnings	134,934	134,419	248,009
Other comprehensive income:
Unrealized holding gain on available-for-sale
securities, net of tax	2,332	1,979	4,286
Cumulative translation adjustment	(2,337)	(2,088)	(4,295)

Total shareholders’ equity	190,166	188,075	349,525

Total liabilities and shareholders’ equity	228,472	222,997	419,931

(1) US dollar amounts have been retranslated from sterling at the 31 March 2004 closing rate of $ 1.838 = £1

The financial information contained in this announcement does not constitute statutory accounts within the meaning of Section 240 (3) of the Companies Act 1985. Statutory accounts of the Company in respect of the financial year ended 31 December 2003 have been delivered to the Registrar of Companies, upon which the Company’s auditors have given a report which was unqualified and did not contain a statement under Section 237(2) or Section 237(3) of that Act.

About ARM
ARM is the industry’s leading provider of 16/32-bit embedded RISC microprocessor solutions. ARM licenses its high-performance, low-cost, power-efficient RISC processors, peripherals, and system-on-chip designs to leading electronics companies. The company also provides comprehensive support required in developing a complete system. ARM’s microprocessor cores are rapidly becoming a volume RISC standard in applications such as automotive, consumer entertainment, security, imaging, industrial, mass storage, networking and wireless. AR and ARM7TDMI are registered trademarks of ARM Limited. ARM7TDMI-S, ARM9, ARM922T, ARM926EJ, ARM926EJ-S, ARM946E-S, ARM11, ARM1136JF-S and ARM1176JZ(F)-S are trademarks of ARM Limited. All other brands or product names are the property of their respective holders. “ARM” refers to ARM Holdings plc (LSE: ARM and Nasdaq: ARMHY) together with its subsidiaries including ARM Limited, ARM INC., ARM KK, ARM Korea Ltd, ARM Taiwan Ltd, ARM France SAS, ARM Consulting(Shanghai) Co.Ltd and ARM Belgium N.V.

This announcement contains “forward-looking statements” including statements concerning plans, future events or performance and underlying assumptions and other statements which are other than statements of historical fact. The Company’s actual results for future periods may differ materially from those expressed in any forward-looking statements made by or on behalf of the Company. The factors that could cause actual results to differ materially include, without limitation, potential for significant fluctuation in and unpredictability of results, the ability of semiconductor partners to manufacture and market microprocessors based on the ARMR architecture; the acceptance of ARM technology by systems companies; the availability of development tools, systems software and operating systems; the rapid change in technology in the industry and ARM’s ability to develop new products in a timely manner; management of growth; competition from other architectures; general business and economic conditions; the growth in the semiconductor industry; the Company’s ability to protect its intellectual property; and ARM’s ability to attract and retain employees.

More information on ARM is available at http://www.arm.com

Signatures

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 20, 2004

ARM HOLDINGS PLC.

By:	/s/ Tim Score

	Name:	Tim Score
	Title:	Chief Financial Officer